UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021

Commission File Number: 001-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19

SAN ISIDRO, LIMA 27, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

BUENAVENTURA
TABLE OF CONTENTS

ITEM
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three-Month Period Ended March 31, 2021.

2.	Unaudited Interim Condensed Financial Statements as of and for the three-month periods ended March 31, 2021 and 2020.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking statements,” “Risk factors” and the other matters set forth in our Annual Report for the year ended December 31, 2020 on Form 20-F (our “Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of Compañía de Minas Buenaventura S.A.A. and its subsidiaries (“Buenaventura”), and should be read in conjunction with our Unaudited Interim Condensed Consolidated Financial Statements as of and for the three-month periods ended March 31, 2021 and 2020 furnished as Item 2 hereunder.

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2020, our consolidated sales were US$676.5 million and our consolidated net loss was US$150.3 million.

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines. In addition, we made significant equity investments in Yanacocha, which operates an open-pit gold mine in Peru, Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Tantahuatay gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Coimolache are not included in these production figures.

	Year Ended December 31 (Unaudited)(1)(2)
	2020	2019	2018
Gold (oz.)	134,000	191,281	338,189
Silver (oz.)	11,947,919	20,288,743	26,264,109
Zinc (t)	65,399	72,397	76,119
Lead (t)	32,175	49,803	44,972
Copper (t)	30,735	43,578	46,400

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Three-month period ended March 31, 2021 compared to three-month period ended March 30, 2020

The following table summarizes certain of our financial and operating data for the three-month periods ended March 31, 2021 and 2020 on a consolidated basis.

	Three-month period ended March 31,
	2021	2020	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Continuing operations
Operating income:
Sales of goods	178,517	105,719	72,798	69%
Sales of services	3,412	3,057	355	12%
Royalty income	3,959	5,726	(1,767)	(31)%
Total operating income	185,888	114,502	71,386	62%

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(114,108)	(104,957)	(9,151)	9%
Cost of sales of services, excluding depreciation and amortization	(163)	(851)	688	(81)%
Depreciation and amortization	(46,488)	(36,641)	(9,847)	27%
Exploration in operating units	(9,328)	(6,009)	(3,319)	55%
Mining royalties	(1,712)	(2,359)	647	(27)%
Total operating costs	(171,799)	(150,817)	(20,982)	14%
Gross profit (loss)	14,089	(36,315)	50,404	N/A
Operating expenses, net
Administrative expenses	(16,972)	(18,121)	1,149	(6)%
Selling expenses	(4,058)	(4,548)	490	(11)%
Exploration in non-operating areas	(1,738)	(1,757)	19	(1)%
Provision of contingents and others	(306)	(237)	(69)	29%
Other, net	(1,960)	1,323	(3,283)	N/A
Total operating expenses	(25,034)	(23,340)	(1,694)	7%
Operating loss	(10,945)	(59,655)	48,710	(82)%

Share in the results of associates and joint venture	57,221	(20,576)	77,797	N/A
Financial income	1,598	764	834	109%
Financial costs	(10,909)	(8,374)	(2,535)	30%
Net loss from currency exchange difference	(1,441)	(1,096)	(345)	31%

Profit (loss) before income tax	35,524	(88,937)	124,461	N/A

Current income tax	(6,727)	(1,985)	(4,742)	239%
Deferred income tax	(9,346)	12,032	(21,378)	N/A
	(16,073)	10,047	(26,120)	N/A
Profit (loss) from continuing operations	19,451	(78,890)	98,341	N/A

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(1,334)	(1,477)	143	(10)%
Net profit (loss)	18,117	(80,367)	98,484	N/A

Attributable to:
Owners of the parent	16,370	(68,263)	84,633	N/A
Non-controlling interest	1,747	(12,104)	13,851	N/A
	18,117	(80,367)	98,484	N/A

Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	0.06	(0.27)	0.33	N/A
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in U.S. dollars	0.07	(0.26)	0.33	N/A

Sales of Goods

For the three-month period ended March 31, 2021, silver and copper sales were our principal source of sale of goods, with 48% and 38% of our total sales of goods from silver and copper sales, respectively, as shown in the chart below.

	Three-month period ended March 31,
	2021	2020	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Sales by metal:
Silver	85,692	51,642	34,050	66%
Copper	67,910	46,865	21,045	45%
Gold	45,200	34,235	10,965	32%
Zinc	34,793	27,911	6,882	25%
Lead	10,229	12,386	(2,157)	(17)%
Manganese sulfate	857	1,667	(810)	(49)%
	244,681	174,706	69,975	40%
Commercial deductions(1)	(43,058)	(50,043)	6,985	14%
	201,623	124,663	76,960	62%
Fair value of accounts receivables	(12,051)	(12,969)	918	7%
Adjustments to prior period liquidations(2)	(1,430)	(5,975)	4,545	76%
Hedge operations(3)	(9,625)	-	(9,625)	-
Sale of goods	178,517	105,719	72,798	69%

(1)	The 14% decrease in commercial deductions is mainly due to lower silver sales. Figures are obtained by deducting the commercial deductions, which correspond to adjustments in price for treatment and refining charges, and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and incurred after the time of sale of the applicable concentrate.
(2)	Figures are obtained by considering the adjustments of final liquidations that were related to provisional liquidations as of December 31 in the prior period.
(3)	Figures are obtained by considering the variation in the fair value of the hedge operations related to sales for the three-month period ended March 31, 2021. During the three-month period ended March 31, 2020, no hedge operations were made.

Sales of goods increased 69%, from US$105.7 million for the three-month period ended March 31, 2020 to US$178.5 million for the three-month period ended March 31, 2021, primarily as a result of an increase in sales of silver, copper and gold.

Silver sales increased 66% from US$51.6 million for the three-month period ended March 31, 2020 to US$85.7 million for the three-month period ended March 31, 2021 due to a 57% increase in the average realized price of Silver (from US$/oz 17.16 for the three-month period ended March 31, 2020 to US$/oz 26.98 for the three-month period ended March 31, 2021) and a 6% increase in the volume of silver sales mainly due to an increase in silver sales in the Colquijirca mining unit resulting from a silver production increase in the Colquijirca mining unit.

Copper sales increased 45% from US$46.9 million for the three-month period ended March 31, 2020 to US$67.9 million for the three-month period ended March 31, 2021 due to a 62% net increase in the average realized price of copper (from US$/mt 5,536 for the three-month period ended March 31, 2020 to US$/mt 8,994 for the three-month period ended March 31, 2021) and an 11% decrease in the volume of copper sales mainly due to a decrease in copper production in the Colquijirca mining unit.

Gold sales increased 32% from US$34.2 million for the three-month period ended March 31, 2020 to US$45.2 million for the three-month period ended March 31, 2021 mainly due to a 29% increase in the volume of gold sales resulting from an increase in gold sales in the Tambomayo mining unit as a result of an increase in gold production in the Tambomayo mining unit, partially offset by a decrease in gold production in the Orcopampa mining unit.

Zinc sales increased in 25% from US$27.9 million for the three-month period ended March 31, 2020 to US$34.8 million for the three-month period ended March 31, 2021 due to the net effect of an increase of 77% in the average realized price (from US$/mt 1,824 for the three-month period ended March 31, 2020 to US$/mt 3,220 for the three-month period ended March 31, 2021) and a decrease of 29% in the volume of zinc sales mainly explained by a decrease in production in the Colquijirca mining unit.

Production and operating costs

Total operating costs for the three-month period ended March 31, 2021 increased by 14% compared to the three-month period ended March 31, 2020, as indicated in the following table:

	Three-month period ended March 31,
	2021	2020	Change from prior year	% Change from prior year

	in thousands of US$, except for percentages) (unaudited)
Operating costs
Cost of sales of goods, excluding depreciation and amortization	114,108	104,957	9,151	9%
Cost of sales of services, excluding depreciation and amortization	163	851	(688)	(81)%
Depreciation and amortization	46,488	36,641	9,847	27%
Exploration in operating units	9,328	6,009	3,319	55%
Mining royalties	1,712	2,359	(647)	(27)%
	171,799	150,817	20,982	14%

Cost of sales of goods

Cost of sales of goods without considering depreciation and amortization increased by 9%, from US$104.9 million for the three-month period ended March 31, 2020 to US$114.1 million for the three-month period ended March 31, 2021. This increase is mainly due to (i) an increase of US$7.6 million in the Tambomayo mainly from a 5% increase in gold production and (ii) an increase of US$1.9 million in the La Zanja mining unit mainly from a 19% increase in gold production, partially offset by (iii) a decrease in US$1.9 million in the Orcopampa mining unit due to a 27% decrease in gold production in the three-month period ended March 31, 2021 resulting from a decrease in ore treated explained by COVID-19 related personnel restrictions.

Depreciation and amortization

Depreciation and amortization charges related to cost of sales increased by 27% from US$36.6 million for the three-month period ended March 31, 2020 to US$46.5 million for the three-month period ended March 31, 2021 mainly due to a US$10.9 million increase in the Tambomayo mining unit in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 mainly explained by higher sales in 2021 compared to 2020.

Exploration in operating units

Exploration costs in operational mining sites increased by 55% from US$6.0 million for the three-month period ended March 31, 2020 to US$9.3 million for the three-month period ended March 31, 2021, mainly due to an increase of US$1.3 million in the Colquijirca mining unit, US$0.8 million in the Tambomayo mining unit and US$0.8 million in the Orcopampa mining unit.

Operating expenses

Total operating expenses for the three-month period ended March 31, 2021 increased by 7% compared to the three-month period ended March 31, 2020, as indicated in the following table:

	Three-month period ended March 31,
	2021	2020	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Operating expenses (incomes)
Administrative expenses	16,972	18,121	(1,149)	(6)%
Selling expenses	4,058	4,548	(490)	(11)%
Exploration in non-operating areas	1,738	1,757	(19)	(1)%
Provision of contingents and others	306	237	69	29%
Other, net (1)	1,960	(1,323)	N/A	N/A
	25,034	23,340	1,694	7%

(1)	Other net expenses changed from an income of US$1.3 million for the three-month period ended March 31, 2020 to an expense of US$2.0 million for the three-month period ended March 31, 2021 mainly due to a payment of US$3.8 million related to penalties from a cancellation agreement of a commercial contract in the three-month period ended March 31, 2020.

Other incomes (expenses)

The following table summarizes certain other incomes (expenses) for the three-month periods ended March 31, 2021 and 2020.

	Three-month period ended March 31,
	2021	2020	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Share in the results of associates and joint venture (1)	57,221	(20,576)	N/A	N/A
Financial income	1,598	764	834	109%
Financial costs (2)	(10,909)	(8,374)	(2,535)	(30)%
Net loss from currency exchange difference	(1,441)	(1,096)	(345)	(31)%

(1)	Share in the results of associates and joint ventures changed from a loss of US$20.6 million for the three-month period ended March 31, 2020 to an income US$57.2 million for the three-month period ended March 31, 2021 mainly due to (i) a loss of US$11.8 million for the three-month period ended March 31, 2020 compared to an income of US$54.1 million for the three-month period ended March 31, 2021 related to our investment in Sociedad Minera Cerro Verde S.A.A., and (ii) a loss of US$9.5 million for the three-month period ended March 31, 2020 compared to a loss of US$1.0 million for the three-month period ended March 31, 2021 in our Minera Yanacocha S.R.L. investment.
(2)	The US$2.5 million increase of financial costs from a US$8.4 million expense for the three-month period ended March 31, 2020 to US$10.9 million for the three-month period ended March 31, 2021 mainly explained by the financial costs related to the letters of credit with financial entities in order to obtain SUNAT’s approval for the Company’s payment plan. See note 29 (e) of our Annual Consolidated Financial Statements.

Current and deferred income tax expenses

The effective tax rate was 45.2% for the three-month period ended March 31, 2021 compared to 11.3% for the three-month period ended March 31, 2020. Changes in the effective tax rate are related to changes in our projections for the years ended December 31, 2021 and 2020. Our projections for the years 2021 and 2020 differ mainly as a result of changes in the expected exchange rate and earnings before taxes due to (i) lower results expected for the year ended December 31, 2020 as a consequence of effects of the COVID-19 pandemic compared to the year ended December 31, 2021, (ii) the effect of exchange rates on the periods, and (iii) the equity method used by associates.

Net profit (loss) for the period attributable to non-controlling interest

Net profit (loss) for the three-month period ended March 31, 2021 attributable to non-controlling interest changed from a US$12.1 million loss for the three-month period ended March 31, 2020 to a profit of US$1.7 million for the three-month period ended March 31, 2021, which is mainly explained by changes in the net profit (loss) allocated to the non-controlling interest of our subsidiary Sociedad Minera El Brocal S.A.A. from a loss of US$10.6 million for the three-month period ended March 31, 2020 to a profit of US$5.1 million for the three-month period ended March 31, 2021.

Liquidity and capital resources

Capital expenditures

For the three-month period ended March 31, our total capital expenditures were US$13 million.

As of March 31, 2021, we had cash on hand of US$225.4 million. We believe that our current operations and planned capital expenditures can be funded from cash flows from existing operations and cash on hand. However, should our operating cash flows decline due to unforeseen events, including delivery restrictions or a protracted downturn in the prices of our goods, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, asset dispositions or equity issuances, among other financial alternatives.

We will also use cash flows to service current and expected debt levels. For the three months ended March 31, 2021, Buenaventura received US$23.6 million from proceeds primarily from the net effect of proceeds from sales and payments to suppliers, third parties and employees. For the three months ended March 31, 2020, Buenaventura received US$31.3 million from proceeds also primarily from the net effect of proceeds from sales and payments to suppliers, third parties and employees.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Three-month period ended March 31,
	2021	2020	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Operating activities
Proceeds from sales	209,521	207,955	1%
Recovery from value added tax and other taxes	6,434	4,342	48%
Royalty received	4,710	5,726	(18)%
Dividends received from related parties	3,551	-	-
Dividends received from investments	1,450	2,501	(42)%
Interest received	35	1,160	(97)%
Payments to suppliers and third-parties, and others net	(152,028)	(142,491)	7%
Payments to employees	(33,156)	(34,412)	(4)%
Income tax and royalties paid to the Peruvian State	(4,884)	(6,071)	(20)%
Payments for tax litigation	(7,462)	-	-
Interest paid	(3,814)	(6,293)	(39)%
Payment of royalties	(776)	(1,136)	(32)%
Net cash and cash equivalents provided by operating activities	23,581	31,281	(25)%
Investing activities
Proceeds from sales of property, plant and equipment	4,382	21,037	(79)%
Income from sale of investments	30	-	-
Additions of mining concessions, development costs, property, plant and equipment	(12,960)	(10,046)	29%
Payments for acquisitions of other assets	(96)	(691)	(86)%
Acquisition of investment in associate	-	(13,453)	-
Net cash and cash equivalents used in investing activities	(8,644)	(3,153)	174%
Financing activities
Increase of restricted time deposits	(29,117)	-	-
Proceeds from bank loans	-	5,000	-
Payments of bank loans	(10,397)	(5,000)	108%
Payments of financial obligations	(5,396)	(9,688)	(44)%
Dividends paid to non-controlling interest	(1,400)	(1,280)	9%
Payments of obligations for leases	(1,017)	(1,359)	(25)%
Short-term and low value lease payments	(6,798)	(4,425)	54%
Decrease (increase) of restricted bank accounts	(5)	166	N/A
Net cash and cash equivalents used in financing activities	(54,130)	(16,586)	226%
Increase (decrease) in cash and cash equivalents during the period, net	(39,193)	11,542	N/A
Cash and cash equivalents at beginning of period	235,449	210,046	12%
Cash and cash equivalents at period-end	196,256	221,588	(11)%

Cash flows provided by operating activities

For the three-month period ended March 31, 2021, cash provided by operating activities was US$23.6 million, a 25% decrease from US$31.3 million for the three-month period ended March 31, 2020. This decrease was principally the result of the net effect of (i) higher payments by up to US$9.5 million to suppliers and third-parties for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 and (ii) higher payments by up to US$7.5 million for the three-month period ended March 31, 2021 for tax litigation resulting primarily from Buenaventura’s payment of approximately US$5 million relating to the SUNAT seizure for the 2007-2008 income tax and Sociedad Minera El Brocal’s forced payment of approximately US$2 million related to a 2014 fiscal year tax debt, partially offset by (iii) US$3.5 million in dividends received and collected from Compañía Minera Coimolache S.A. for the three months ended March 31, 2021.

Cash flows used in investing activities

For the three-month period ended March 31, 2021, cash used in investing activities was US$8.6 million, a 174% increase from US$3.2 million for the three-month period ended March 31, 2020. This increase was primarily explained by a higher collection of US$21.0 million made in the three-month period ended March 31, 2020 related to the sales of energy transmission systems by our subsidiary Consorcio Energético de Huancavelica S.A., partially offset by the payments made in the same period relating to the acquisition of 19.30% of common shares on a non-diluted basis from Tinka Resources Ltd. See Note 10 (c) of our Annual Consolidated Financial Statements.

Cash flows used in financing activities

Cash used in financing activities was US$54.1 million and US$16.6 million for the three-month period ended March 31, 2021 and for the three-month period ended March 31, 2020, respectively. The increase in payments is mainly explained by (i) an increase in restricted time deposits held by Minera La Zanja S.R.L. in favor of the Ministry of Energy and Mines to secure current mine closure plans for its mining units and exploration projects I the three-month period ended March 31, 2021, (ii) higher payments of bank loans by up US$5.4 million made in the three-month period ended March 31, 2021 and (iii) lower proceeds of up to US$5.0 million from bank loans for the three-month period ended March 31, 2021, partially offset by (iv) a US$4.3 million decrease in payments of financial obligations.

Contractual Obligations

As of March 31, 2021, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in “Item 5. F. Tabular disclosure of contractual obligations” in our Annual Report.

Financial Obligations

As of March 31, 2021, we had total outstanding financial obligations of US$525.8 million, as set forth in the table below.

	As of March 31,	As of December 31,
	2021	2020

	(in thousands of US$) (unaudited)
Compañía de Minas Buenaventura S.A.A.
BBVA Banco Continental	61,667	61,667
Banco de Crédito del Perú	66,667	66,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	40,000	40,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	(2,519)	(2,715)
	272,481	272,285
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – financial obligation	134,912	140,309
Debt issuance costs	(571)	(600)
	134,341	139,709
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease	113,096	113,096
Debt issuance costs	(969)	(1,276)
	112,127	111,820
Lease liabilities	6,891	7,839
Total financial obligations	525,840	531,653
Classification by maturity:
Current portion	24,845	25,086
Non-current portion	500,995	506,567
Total financial obligations	525,840	531,653

Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

For further information on the SUNAT debt fractioning and the issuance of letters of credit in connection therewith, see “Item 5—A. Operating Results—General—SUNAT litigation” and “—A. Operating Results—General—Issuance of letters of credit and default under our Syndicated Term Loan.” in our Annual Report.

Item 2

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AS OF AND FOR THE THREE-

MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2021 and 2020 and for the three-month periods then ended

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of March 31, 2021 (unaudited) and December 31, 2020 (audited)

		2021	2020
	Notes	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	196,256	235,449
Trade and other receivables, net	4(a)	270,756	230,830
Inventories, net	5(a)	86,238	77,327
Income tax credit		8,428	19,837
Prepaid expenses		21,714	25,709
		583,392	589,152
Non-current assets
Trade and other receivables, net	4(a)	108,046	102,347
Inventories, net	5(a)	15,924	23,637
Investments in associates and joint venture	6(a)	1,502,790	1,488,775
Mining concessions, development costs, right-of-use, property, plant and equipment, net	7	1,621,613	1,650,361
Investment properties, net		182	186
Deferred income tax asset, net		70,312	73,850
Prepaid expenses		24,584	24,806
Other assets		26,186	26,503
		3,369,637	3,390,465
Total assets		3,953,029	3,979,617
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	8	55,396	65,793
Trade and other payables		155,051	179,956
Provisions, contingent liabilities and other liabilities		66,595	68,000
Income tax payable		1,472	3,162
Financial obligations	9(a)	24,845	25,086
Hedge derivative financial instruments	14	28,459	18,439
		331,818	360,436
Non-current liabilities
Provisions, contingent liabilities and other liabilities		247,219	252,338
Financial obligations	9(a)	500,995	506,567
Contingent consideration liability		22,100	22,100
Deferred income tax liabilities, net		41,171	38,319
		811,485	819,324
Total liabilities		1,143,303	1,179,760
Shareholders’ equity, net
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,194	163,194
Other reserves		269	269
Retained earnings		1,520,523	1,503,785
Other reserves of equity		(13,652)	(9,526)
Shareholders‘ equity, net attributable to owners of the parent		2,640,072	2,627,460
Non-controlling interest		169,654	172,397
Total shareholders’ equity, net		2,809,726	2,799,857
Total liabilities and shareholders’ equity, net		3,953,029	3,979,617

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of profit or loss (unaudited)

For the three-month ended March 31, 2021 and 2020

	Notes	2021	2020
		US$(000)	US$(000)
			(Restated, see note 2.1)
Continuing operations
Operating income:
Sales of goods	13	178,517	105,719
Sales of services		3,412	3,057
Royalty income	15(a)	3,959	5,726
Total operating income		185,888	114,502
Operating costs
Cost of sales of goods, excluding depreciation and amortization	14	(114,108)	(104,957)
Cost of sales of services, excluding depreciation and amortization		(163)	(851)
Depreciation and amortization	7	(46,488)	(36,641)
Exploration in operating units		(9,328)	(6,009)
Mining royalties		(1,712)	(2,359)
Total operating costs		(171,799)	(150,817)
Gross profit (loss)		14,089	(36,315)
Operating expenses, net
Administrative expenses		(16,972)	(18,121)
Selling expenses		(4,058)	(4,548)
Exploration in non-operating areas		(1,738)	(1,757)
Provision of contingents and others		(306)	(237)
Other, net		(1,960)	1,323
Total operating expenses		(25,034)	(23,340)
Operating loss		(10,945)	(59,655)
Share in the results of associates and joint venture	6(b)	57,221	(20,576)
Financial income		1,598	764
Financial costs		(10,909)	(8,374)
Net loss from currency exchange difference		(1,441)	(1,096)
Profit (loss) before income tax		35,524	(88,937)
Current income tax	17	(6,727)	(1,985)
Deferred income tax	17	(9,346)	12,032
		(16,073)	10,047
Profit (loss) from continuing operations		19,451	(78,890)
Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent		(1,334)	(1,477)
Net profit (loss)		18,117	(80,367)
Attributable to:
Owners of the parent		16,370	(68,263)
Non-controlling interest		1,747	(12,104)
		18,117	(80,367)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars		0.06	(0.27)
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in U.S. dollars		0.07	(0.26)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income (unaudited)

For the three-month ended March 31, 2021 and 2020

		2021	2020
		US$(000)	US$(000)
			(Restructured, see note 2.1)
Net profit (loss)		18,117	(80,367)
Other comprehensive income of the period:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges	16	(10,020)	-
Income tax effect		2,956	-
Unrealized results on investments		(152)	(1,256)
		(7,216)	(1,256)
Total other comprehensive profit (loss), net of income tax		10,901	(81,623)
Attributable to:
Owners of the parent		12,244	(69,519)
Non-controlling interest		(1,343)	(12,104)
		10,901	(81,623)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in shareholders’ equity (unaudited)

For the three-month ended March 31, 2021 and 2020

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common Shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total

		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2020 (audited)	253,715,190	750,497	791	218,450	163,168	269	1,639,658	(1,311)	2,771,522	196,678	2,968,200
Net loss of the period	-	-	-	-	-	-	(68,263)	-	(68,263)	(12,104)	(80,367)
Other comprehensive income	-	-	-	-	-	-	-	(1,256)	(1,256)	-	(1,256)
Total other comprehensive income (loss)	-	-	-	-	-	-	(68,263)	(1,256)	(69,519)	(12,104)	(81,623)
Dividends declared and paid, note 11	-	-	-	-	-	-	-	-	-	(1,280)	(1,280)
As of March 31, 2020 (Restructured, see note 2.1) (unaudited)	253,715,190	750,497	791	218,450	163,168	269	1,571,395	(2,567)	2,702,003	183,294	2,885,297
As of January 1, 2021 (audited)	253,715,190	750,497	791	218,450	163,194	269	1,503,785	(9,526)	2,627,460	172,397	2,799,857
Net income of the period	-	-	-	-	-	-	16,370	-	16,370	1,747	18,117
Other comprehensive income	-	-	-	-	-	-	-	(4,126)	(4,126)	(3,090)	(7,216)
Total other comprehensive income (loss)	-	-	-	-	-	-	16,370	(4,126)	12,244	(1,343)	10,901
Dividends declared and paid, note 11	-	-	-	-	-	-	-	-	-	(1,400)	(1,400)
Transfer and other equity changes	-	-	-	-	-	-	368	-	368	-	368
As of March 31, 2021 (unaudited)	253,715,190	750,497	791	218,450	163,194	269	1,520,523	(13,652)	2,640,072	169,654	2,809,726

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (unaudited)

For the three-month periods ended March 31, 2021 and 2020

	Notes	2021	2020
		US$(000)	US$(000)
			(Restructured, see note 2.1)
Operating activities
Proceeds from sales		209,521	207,955
Recovery from value added tax and other taxes		6,434	4,342
Royalty received	15(a)	4,710	5,726
Dividends received from related parties	15(a)	3,551	-
Dividends received from investments		1,450	2,501
Interest received		35	1,160
Payments to suppliers and third-parties, and others net		(152,028)	(142,491)
Payments to employees		(33,156)	(34,412)
Income tax and royalties paid to the Peruvian State		(4,884)	(6,071)
Payments for tax litigation		(7,462)	-
Interest paid		(3,814)	(6,293)
Payment of royalties		(776)	(1,136)
Net cash and cash equivalents provided by operating activities		23,581	31,281
Investing activities
Proceeds from sales of property, plant and equipment	4(d)	4,382	21,037
Income from sale of investments		30	-
Additions of mining concessions, development costs, property, plant and equipment	7	(12,960)	(10,046)
Payments for acquisitions of other assets		(96)	(691)
Acquisition of investment in associate	6(c)	-	(13,453)
Net cash and cash equivalents used in investing activities		(8,644)	(3,153)
Financing activities
Increase of restricted time deposits	4(g)	(29,117)	-
Proceeds from bank loans	8	-	5,000
Payments of bank loans	8	(10,397)	(5,000)
Payments of financial obligations	9	(5,396)	(9,688)
Dividends paid to non-controlling interest	11(c)	(1,400)	(1,280)
Payments of obligations for leases	9	(1,017)	(1,359)
Short-term and low value lease payments		(6,798)	(4,425)
Decrease (increase) of restricted bank accounts	4(a)	(5)	166
Net cash and cash equivalents used in financing activities		(54,130)	(16,586)
Increase (decrease) in cash and cash equivalents during the period, net		(39,193)	11,542
Cash and cash equivalents at beginning of period	3	235,449	210,046
Cash and cash equivalents at period-end	3	196,256	221,588
Financing and investing activities not affecting cash flows
Changes in estimates of mine closures plans		35	-
Accounts receivable from sale of assets		7,527	8,233

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim condensed consolidated financial statements (unaudited)

As of March 31 2021 and 2020

1.	Identification and business activity
(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”, or “the Company”) is a publicly traded corporation incorporated in 1953 in Lima city. The Company stocks are traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Las Begonias Street N°415, San Isidro, Lima, Peru. The Company is the ultimate controlling party.

(b)	Business activity -

The Company and its subsidiaries (hereinafter “the Group"), directly or associated with third parties, are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

As of March 31, 2021, the Group operates directly four operating mining units (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula) and one mining unit under development stage (San Gabriel). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and other entities dedicated to energy generation and transmission services and other activities. All these activities are carried out in Peru. In addition, the Group has a non-significant subsidiary in Mexico related to exploration activities.

(c)	Approval of consolidated financial statements -

The interim condensed consolidated financial statements as of March 31, 2021 were approved and authorized for issue by the Board of Directors on July 12, 2021 and subsequent events have been considered through that date. The Board of Directors have the authority to approve and otherwise modify the consolidated financial statements.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(d)	The interim condensed consolidated financial statements include the financial statements of the following companies:

	Country of incorporation	Ownership as of
	and business	March 31, 2021		December 31, 2020
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía de Minas Buenaventura S.A.A. (*)	Peru	100.00	-	100.00
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A (**)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (**)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda. (***)	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A. (liquidated)	Peru	-	-	-	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
Contacto Risk Consulting S.A.	Peru	-	98.00	-	98.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(*)	Includes four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel)

(**)	As of March 31, 2021 and December 31, 2020, the participation of the Company in the voting rights of El Brocal is 61.43 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of March 31, 2021 and December 31, 2020), has an interest in El Brocal´s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24 percent as of March 31, 2021 and December 31, 2020.

(***)	On January 21, 2021, the Company sold 100% of its shares of Compañía de Minas Buenaventura Chile Ltda., which were presented as financial investments as of December 31, 2020. The sale value was US$30,000 which are fully collected as of the date of this report.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(e)	COVID-19 (Corona Virus Disease 2019) in Peru -

The Group’s operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19. Since March 15, 2020, and by means of Supreme Decree No. 044-2020, the Peruvian State declared a State of National Emergency and mandatory social isolation for an initial period of fifteen calendar days, with subsequent extensions. During the first phases of this period, constitutional rights related to personal freedom and security, inviolability of the home and freedom of assembly were restricted, except for the provision and access to certain services and essential goods, such as those related to financial institutions, insurance and pensions, as well as complementary and related services. Operations at national level have been resumed according to a phase plan issued by the Peruvian State.

In March, April, May and June 2020, direct operations of the Group were limited to the criticality that ensured the functionality of the mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services and overall minimum safety conditions, administrative supervision, security conditions, including filling and general support, among others. The production stoppage dates were as follows:

Phase 1 (Stoppage from March 16 to May 16, 2020)

-	Tambomayo
-	Uchucchacua
-	El Brocal (Tajo Norte and Marcapunta)

Phase 2 (Stoppage from March 16 to June 16, 2020)

-	Orcopampa
-	Julcani
-	La Zanja

In January 2021, in response to the significant increase in the number of infections, the number of deaths and the saturation of the health system, the Peruvian Government decreed compulsory social immobilization in ten regions of the country, with the exception of some sectors such as agriculture, energy, hydrocarbons, mining, construction, etc., thus it did not affect the Company's operations. This second immobilization had an initial period of fifteen days from January 31, being extended by 14 days until February 28, 2021. Since March 1, 2021 and for an initial period of 14 days (which are been extended until the date of this report), new measures were applied to face the COVID-19 pandemic.

The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Group cannot predict the possible impact on the world, the Peruvian economy, the international financial markets, or ultimately on the Group financial condition. However, as part of the business continuity and progress of operations, the Group has been executing its business plan, which expects substantially that currently registered sales levels will increased in the short and medium term, considering: normal regularization of operations, commercial landscape and increase in metal prices.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

2.	Basis for preparation, consolidation and changes in accounting policies

2.1.	Basis of preparation and presentation -

The unaudited interim condensed consolidated financial statements have been prepared and presented in accordance with IAS 34 - “Interim Financial Reporting” and using the same accounting policies applied in preparing the annual financial statements, except for the income tax expense that is recognized, according to IAS 34, for each interim period based on the best estimate of the weighted average annual income effective tax rate expected for the full financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, from the accounting records of the Group, except for financial the derivative financial instruments and financial assets and liabilities that have been measured at fair value through profit or loss and discontinued operations that have been valued at the lower of (i) their carrying amount and (ii) its fair value less cost to sell.

The unaudited interim condensed consolidated financial statements are stated in U.S. dollars and all values have been rounded to the nearest thousands, except when otherwise indicated.

The unaudited interim condensed consolidated financial statements provide comparative information for prior periods, however, do not include all information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2020 and 2019, and for the three years then ended as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”).

As indicated in note 2.3 (r) of the accounting policies of the 2020 annual consolidated financial statements, current and deferred income tax are measured based on the tax rates and regulations that were approved at reporting period. For purposes of interim financial statements, income tax must be determined based on the best estimate of the weighted average tax rate expected for the annual accounting period. Consequently, for purposes of adapting the aforementioned accounting practice, the income tax for the first quarter of 2020 has been modified for comparison with the income tax for the first quarter of 2021, as presented in note 17, see below:

	As of March 31, 2020	Adjustments	As of March 31, 2020
	US$(000)		US$(000)
			(Restated)
Current income tax	(1,985)	-	(1,985)
Deferred income tax	6,774	5,258	12,032
	4,789		10,047

Additionally, reclassifications have been made within the note of “Cost of sales of goods, excluding depreciation and amortization” for comparison with the first quarter of 2021.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

2.2.	New standards and interpretations adopted by the Group -

The accounting policies used by the Group for the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements as of December 31, 2020 and for the year then ended.

Certain standards and amendments apply from January 1, 2021, however, they do not impact the unaudited interim condensed consolidated financial statements of the Group as of March 31, 2021 and, therefore, they have not been disclosed. The Group has not early adopted any standard, interpretation or modification issued and not yet effective.

3.	Cash and cash equivalents

This caption is made up as follow:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Cash	147	173
Bank accounts (i)	85,580	185,276
Time deposits (ii)	110,529	50,000
	196,256	235,449

(i)	Banks accounts are freely available and earn interest at floating rates based on market rates.

(ii)	As of March 31, 2021 and December 31, 2020, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have original maturities of less than 90 days, according to the immediate cash needs of the Group.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

4.	Trade and other receivables, net

(a)	This caption is made up as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	US$(000)	US$(000)
Trade receivables, net
Domestic clients	125,734	129,283
Foreign clients	32,201	46,612
Related entities, note 15(b)	5,314	6,073
	163,249	181,968
Allowance for expected credit losses (b)	(22,123)	(22,128)
	141,126	159,840
Other receivables
Tax claims (c)	67,401	62,373
Related entities, note 15(b)	41,260	2,312
Value added tax credit	36,296	44,389
Restricted time deposits (g)	29,117	-
Other receivables to third parties	24,638	28,277
Advances to suppliers	18,547	20,569
Refund applications of value added tax (d)	11,737	581
Due from for sales of assets (e)	7,527	8,233
Tax deposits (f)	6,540	12,413
Interest receivables	2,623	2,648
Loans to personal	567	408
Restricted bank accounts	382	376
Loans to third parties	264	218
Other minor	383	257
	247,282	183,054
Allowance for expected credit losses (b)	(9,606)	(9,717)
	237,676	173,337
Total trade and other receivables, net	378,802	333,177

Classification by maturity:
Current portion	270,756	230,830
Non-current portion	108,046	102,347
Total trade and other receivables, net	378,802	333,177

Classification by nature:
Financial receivables	330,769	288,207
Non-financial receivables	48,033	44,970
Total trade and other receivables, net	378,802	333,177

Classification by measurement:
Trade receivables (not subject to provisional prices)	57,475	33,287
Trade receivables (subject to provisional prices)	83,651	126,553
Other accounts receivables	237,676	173,337
Total trade and other receivables, net	378,802	333,177

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(b)	In the opinion of the Group’s Management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of failure to date of the interim condensed consolidated statement of financial position.

(c)	Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of Management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 29(d) of the audited annual consolidated financial statements:

Detail	Disbursement date	As of March 31, 2021	As of December 31, 2020
		US$(000)	US$(000)
Buenaventura -
SUNAT seizure for payment on account from January to December 2009; January and February 2010.	December 2019	32,036	33,240
Forced payment of part of the tax liability debt for fiscal year 2007.	November and December 2020	19,197	19,918
SUNAT seizure for payment on account on Income Tax 2007-2008	January 2021	5,107	-
Inminsur's tax liability debt (absorbed by Buenaventura), by the inspection process for the years 1996-1997 and claimed in court.	May 2017	1,354	1,403
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine.	November 2020	1,264	1,311
Forced payment of part of the tax debt for fiscal year 2010.	December 2020	483	498
		59,441	56,370
El Brocal -
Payment under protest of the tax liability for fiscal year 2011.	June 2014	2,243	2,303
Forced payment of part of the tax debt for fiscal year 2014.	January 2021	2,097	-
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	388	402
Other minor	-	-	19
		4,728	2,724
Rio Seco -
Forced payment of part of the VAT tax liability for 2012.	July to September 2019	3,232	3,279
		67,401	62,373

(d)	Corresponds mainly to current year refunds applications that are pending as of the financial statement date.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(e)	On September 5, 2019, Consorcio Energético de Huancavelica S.A., entered into a contract for the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema with Conelsur LT S.A.C., for US$21,023,000, which were collected during the first quarter of 2020.

(f)	Corresponds to deposits held in the Peruvian State bank, which only can be used to offset that the Group have the Tax Authorities.

(g)	Corresponds to a restricted time deposit held by Minera La Zanja S.R.L., in favor of Ministry of Energy and Mines signed on January 15, 2021 until January 12, 2022 to secure current mine closure plans of its mining units and exploration projects.

5.	Inventories, net

(a)	This caption is made up as follows:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Finished goods	3,252	2,525
Products in process	47,524	52,619
Spare parts and supplies	80,191	76,937
	130,967	132,081
Provision for impairment of value of inventory (c)	(28,805)	(31,117)
	102,162	100,964
Classification by use:
Current portion	86,238	77,327
Non-current portion	15,924	23,637
	102,162	100,964

(b)	In the opinion of Group’s Management, the provision for impairment of value of inventories adequately covers this risk as of the date of the interim condensed consolidated statements of financial position. The provision for impairment of value of inventory had the following movement:

	2021	2020
	US$(000)	US$(000)
Beginning balance	31,117	25,402
Continuing operations:
Provision for impairment of finished and in progress goods, note 14	7,924	15,402
Reversal for impairment of finished and in progress goods, note 14	(10,236)	(4,716)
Final balance	28,805	36,088

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

6.	Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity		As of	As of
	March 31, 2021	December 31, 2020	March 31, 2021	December 2020
	%	%	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,224,043	1,209,125
Minera Yanacocha S.R.L.	43.65	43.65	156,659	157,836
Compañía Minera Coimolache S.A.	40.10	40.10	105,754	104,833
Tinka Resources Ltd.	19.30	19.30	12,747	12,862
			1,499,203	1,484,656
Joint ventures			2,421	2,254
Other minor investments			1,166	1,865
			1,502,790	1,488,775

(b)	The table below presents the net share in profit (loss) of associates and joint venture for the three-month periods ended March 31, 2021 and 2020:

	2021	2020
	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	54,086	(11,851)
Compañía Minera Coimolache S.A.	4,471	859
Minera Yanacocha S.R.L.	(1,003)	(9,510)
Tinka Resources Ltd.	(493)	-
	57,061	(20,502)
Joint ventures	160	(74)
	57,221	(20,576)

(c)	Changes in this caption are as follows:

US$(000)
As of January 1, 2021	1,488,775
Net share in profit	57,221
Dividends declared by associates (i)	(42,719)
Unrealized results on investments	(152)
Equity reduction and other movements of other minor investments	(699)
Translation adjustments	364
As of March 31, 2021	1,502,790
As of January 1, 2020	1,488,247
Net share in loss	(20,576)
Unrealized results on investments	(1,256)
Acquisition of Tinka	13,453
Translation adjustments	(91)
As of March 31, 2020	1,479,777

(i)	This amount includes dividends declared and not collected US$39,169,000 from Cerro Verde and dividends received and collected from Compañía Minera Coimolache S.A US$3,551,000.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

7.	Mining concessions, development costs, right-of-use, property, plant and equipment, net

(a)	This caption is made up as follow:

	Cost	Accumulated depreciation / amortization	Provision for impairment of long–lived assets	Net cost
	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2021	3,771,978	(2,095,342)	(26,275)	1,650,361
Additions	12,960	(41,668)	-	(28,708)
Disposals / Sales	(500)	460	-	(40)
As of March 31, 2021	3,784,438	(2,136,550)	(26,275)	1,621,613
As of January 1, 2020	3,781,326	(1,998,596)	(28,358)	1,754,372
Additions	10,878	(52,213)	-	(41,335)
Reclassifications	(182)	130	-	(52)
Disposals / Sales	(43)	(45)	-	(88)
As of March 31, 2020	3,791,979	(2,050,724)	(28,358)	1,712,897

For the three-period ended March 31, 2021, depreciation expense is recorded in cost of sales for an amount of US$46,488,000 (US$36,641,000 in 2020) and administrative expenses for an amount of US$909,000 (US$917,000 in 2020).

(b)	The net right of use assets maintained by the Group correspond to the following:

	As of March 31, 2021	As of December 31, 2020
	US$(000)	US$(000)
Buildings	2,997	3,370
Transportation units	2,691	3,330
Machinery and equipment	581	478
	6,269	7,178

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

8.	Bank loans

This caption is made up as follows

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Balance as of January 1,	65,793	55,000
New loans	-	5,000
Disbursements	(10,397)	(5,000)
Balance as of March 31,	55,396	55,000

As of March 31, 2021 and December 31, 2020, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 1.65% to 3.7%.

9.	Financial obligations

(a)	This caption is made up as follow:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A. (b)
BBVA Banco Continental	61,667	61,667
Banco de Crédito del Perú	66,667	66,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	40,000	40,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	(2,519)	(2,715)
	272,481	272,285
Sociedad Minera El Brocal S.A.A. (c)
Banco de Crédito del Perú – financial obligation	134,912	140,309
Debt issuance costs	(571)	(600)
	134,341	139,709
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease	113,096	113,096
Debt issuance costs	(969)	(1,276)
	112,127	111,820

Lease liabilities	6,891	7,839

Total financial obligations	525,840	531,653

Classification by maturity:
Current portion	24,845	25,086
Non-current portion	500,995	506,567

Total financial obligations	525,840	531,653

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(b)	On December 29, 2020, Buenaventura signed a “Forebearance Agreement” with the creditors bank of the Syndicated Term Loan, through which the financial leverage ratio and interest coverage, as well as the obligations of not incurring in additional debt and restriction of the granting of liens were temporarily modified until April 28, 2021, in accordance with addenda of the aforementioned agreement signed by the parties.

On April 28, 2021, Buenaventura entered into an amendment and waiver to the Syndicated Term Loan which superseded the Forbearance Agreement, pursuant to which the lenders under the Syndicated Term Loan agreed to amend certain terms of the Syndicated Term Loan and to cure any and all past defaults triggered by the collection proceedings, the incurrence of debt and the granting of collateral relating to the Syndicated Letters of Credit.

The compliance with the clauses described in the annual consolidated financial statements is monitored by the Buenaventura's management based on the information as of March 31, 2021.The Company complies with the consolidated financial ratios agreed with the banks.

On May 26, 2021, the Group entered into an amendment to the Syndicated Term Loan in order to amend certain terms of the Syndicated Term Loan, including, among other matters, an amendment to provide for the issue of some Notes in a 144-A transaction.

(c)	The compliance with the financial ratios is monitored by El Brocal’ s management. As of March 31, 2021, the ratios required by the bank are met.

(d)	Below is presented the movement of the debt excluding interest for the three-month periods ended March 31, 2021 and 2020:

	2021	2020
	US$(000)	US$(000)
Beginning balance	531,653	571,688
New lease obligations	66	861
Disposals of lease obligations	-	(464)
Payments of financial obligations	(5,396)	(9,688)
Payments of obligations for leases	(1,017)	(1,359)
Amortization of debt issuance costs in results	282	306
Effect of amortized cost	252	-
Increase of debt issuance costs	-	(875)
Final balance	525,840	560,469

10.	Commitments and contingencies

Included in note 29 on pages F-100 to F-114 of the Company’s 2020 Form 20-F is a disclosure of the material contingencies outstanding as of December 31, 2020. As of March 31, 2021, there was not significant changes in contingent liabilities or contingent assets since the last annual reporting date.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

11.	Shareholders equity, net

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of March 31, 2021 and December 31, 2020:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)
Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)
	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/37.02 per share as of March 31, 2021 (S//43.80 per share as of December 31, 2020). These shares present trading frequencies of 5% and 5% percent as of March 31, 2021 and December 31, 2020, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of March 31, 2021 and December 31, 2020:

	Number of shares	Investment shares	Investment shares
		S/(000)	US$(000)
Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

The market value of the investment shares amounted to S/16.00 per share as of March 31, 2021 and December 31, 2020. These shares did not have a trading frequency as of March 31, 2021 and December 31, 2020.

(c)	Dividends

During the three-month periods as of March 31, 2021 and 2020 no distribution of dividends was made.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$1,400,000 and US$1,280,000 for the three-month periods as of March 31, 2021 and 2020, respectively.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(d)	Basic and diluted profit (loss) per share –

Profit (loss) per share is calculated by dividing net profit (loss) for the three-month periods as of March 31, 2021 and 2020 by the weighted average number of shares outstanding during that period. The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2021	2020
Profit (loss) for the quarter (numerator) - US$	(16,370,000)	(68,263,000)
Total common and investment shares (denominator)	253,986,867	253,986,867
Loss per basic share and diluted - US$	0.06	(0.27)

12.	Subsidiaries with material non-controlling interest

(a)	Financial information of main subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation	As of March 31,	As of December 31,
	and operation	2021	2020
		%	%
Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94
Apu Coropuna S.R.L.	Peru	30.00	30.00

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	146,503	144,501
Minera La Zanja S.R.L.	21,706	26,121
S.M.R.L. Chaupiloma Dos de Cajamarca	1,324	1,648
Apu Coropuna S.R.L.	121	127
	169,654	172,397

Profit (loss) allocated to material non-controlling interest for the three-month periods as of March 31, 2021 and 2020	2021	2020
	US$(000)	US$(000)
Sociedad Minera El Brocal S.A.A.	5,089	(10,606)
Minera La Zanja S.R.L.	(4,414)	(3,082)
S.M.R.L. Chaupiloma Dos de Cajamarca	1,077	1,590
Apu Coropuna S.R.L.	(5)	(6)
	1,747	(12,104)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of March 31, 2021:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	166,450	98,061	5,295	2,061
Non-current assets	542,088	25,847	-	163
Current liabilities	(162,118)	(21,365)	(1,984)	(1,080)
Non-current liabilities	(187,718)	(56,302)	-	(740)
Shareholders’ equity, net	358,702	46,241	3,311	404
Attributable to:
Shareholders of the Group	212,199	24,535	1,987	283
Non-controlling interests	146,503	21,706	1,324	121
	358,702	46,241	3,311	404

Statements of financial position as of December 31, 2020:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	166,396	104,076	6,814	2,064
Non-current assets	553,754	30,486	-	169
Current liabilities	(170,896)	(22,329)	(2,694)	(1,071)
Non-current liabilities	(195,809)	(56,587)	-	(740)
Shareholders’ equity, net	353,445	55,646	4,120	422
Attributable to:
Shareholders of the Group	208,944	29,525	2,472	295
Non-controlling interests	144,501	26,121	1,648	127
	353,445	55,646	4,120	422

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Statements of profit or loss for the three-month periods as of March 31, 2021 and 2020:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
2021-
Revenues	90,354	6,906	3,959	-
Profit (loss) for the year	12,817	(9,405)	2,691	(18)
Attributable to non-controlling interests	5,089	(4,414)	1,077	(5)
2020-
Revenues	42,639	5,503	5,726	-
Profit (loss) for the year	(26,051)	(6,564)	3,976	(22)
Attributable to non-controlling interests	(10,606)	(3,082)	1,590	(6)

Statements of cash flow for the three-month periods as of March 31, 2021 and 2020:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
2021-
Operating activities	24,858	(10,680)	(784)	(3)
Investing activities	(4,525)	(39)	-	-
Financing activities	(10,793)	-	-	-
	9,540	(10,719)	(784)	(3)
2020-
Operating activities	3,646	(7,267)	3,459	(44)
Investing activities	(1,005)	(124)	-	-
Financing activities	4,604	-	-	-
	7,245	(7,391)	3,459	(44)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

13.	Sales of goods

The table below presents the detail of sales of goods to customers for the three-month periods ended March 31, 2021 and 2020:

	2021	2020
	US$(000)	US$(000)
Sales by metal:
Silver	85,692	51,642
Copper	67,910	46,865
Gold	45,200	34,235
Zinc	34,793	27,911
Lead	10,229	12,386
Manganese sulfate	857	1,667
	244,681	174,706
Commercial deductions	(43,058)	(50,043)
	201,623	124,663
Fair value of accounts receivables	(12,051)	(12,969)
Adjustments to prior period liquidations	(1,430)	(5,975)
Hedge operations, note 16(a)	(9,625)	-
Sale of goods	178,517	105,719

For the period ended March 31, 2021, the four customers with sales of more than 10 percent of total sales represented 82% from the total sales of the Group (four customers by 85% during the three months ended March 31, 2020).

14.	Cost of sales of goods, without considering depreciation and amortization

The table below presents the detail of sales of the cost of sales of goods for the three-month periods ended March 31, 2021 and 2020:

	2021	2020
	US$(000)	US$(000)
Beginning balance of finished goods and products in process, net of depreciation and amortization	31,797	31,939
Cost of production:
Services provided by third parties	46,478	40,442
Direct labor	21,765	21,810
Consumption of materials and supplies	21,620	20,756
Short-term and low-value lease	6,057	4,886
Maintenance and repair	4,232	4,179
Electricity and water	4,099	5,068
Insurances	3,979	3,494
Transport	3,923	3,142
Other production expenses	4,196	3,146
Provision (reversal) for impairment of finished goods and product in progress, note 5(b)	(2,314)	10,686
Total cost of production of period	114,035	117,609
Final balance of products in process and finished goods, net of depreciation and amortization	(31,724)	(44,591)
Cost of sales of goods, without considering depreciation and amortization	114,108	104,957

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

15.	Related entities transactions

(a)	Main transactions made by the Group with its associates during the three-month periods ended March 31, 2021 and 2020 are presented below:

	2021	2020
	US$(000)	US$(000)
Associates -
Dividends declared and not collected:
Sociedad Minera Cerro Verde S.A.A.	39,169	-
Dividends received and collected from:
Compañía Minera Coimolache S.A.	3,551	-
Revenue from:
Royalties	3,959	5,726
Energy	912	693
Supplies	102	826
Mineral	-	211
Services rendered to:
Administrative and Management services	187	143
Services of energy transmission	96	96
Operation and maintenance services related to energy transmission	68	71
Constructions services	-	4
Joint Venture -
Interest income:
Transportadora Callao S.A.	22	21
Purchases from:
Supplies	17	7
Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Sucursal del Perú	1,400	1,280

(b)	As a result of the transactions indicated and other minors, the Group had the following accounts receivable and payable from/to associates:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Trade receivables, note 4
Minera Yanacocha S.R.L.	4,848	5,604
Compañía Minera Coimolache S.A.	466	469
	5,314	6,073
Other receivables, note 4
Sociedad Minera Cerro Verde S.A.A. (c)	39,169	-
Transportadora Callao S.A. (d)	2,057	2,035
Compañía Minera Coimolache S.A.	34	277
	41,260	2,312
	46,574	8,385

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Trade payables
Compañía Minera Coimolache S.A.	94	141
Other payables
Compañía Minera Coimolache S.A.	3	292
Other minor	78	36
	81	328
	175	469

The trade and other receivables from related entities corresponds mainly to disbursements made to these entities in order to finance their operating activities, which generate interest at fixed market rates.

For the three-month periods ended March 31, 2021 and 2020, there is no allowance for expected credit losses related to related parties accounts.

(c)	On March 23, 2021, the Mandatory Annual Shareholders’ Meeting of Sociedad Minera Cerro Verde S.A.A. approved the Board's proposal to distribute cash dividends to the Company, in proportion to its shareholding for US$39,169,000, which corresponds to the results accumulated as of December 31, 2020, which was collected on April 30, 2021.

(d)	The account receivable from Consorcio Transportadora Callao S.A. corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture, whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. This account receivable generates interest at an annual rate of 5.82 percent and according to the established schedule is charge in eight semi-annual installments from June 2019 to December 2022.

(e)	Key officers

As of March 31, 2021 and December 31, 2020, loans to employees, directors and key personnel amounts to US$14,000 and US$7,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) are presented below:

	As of March 31, 2021	As of December 31, 2020
	US$(000)	US$(000)
Accounts payable:
Directors’ remuneration	848	1,797
Salaries	1,301	856
Bonus to officers	6,650	5,828
Total	8,799	8,481

	As of March 31, 2021	As of March 31, 2020
	US$(000)	US$(000)
Disbursements:
Salaries	3,552	4,136
Directors’ compensations	1,582	-
Total	5,134	4,136

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

16.	Derivative financial instruments –

(a)	This caption is made up as follows:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Copper prices hedge (a)	(26,528)	(15,804)
Interest rate hedge (b)	(1,931)	(2,635)
	(28,459)	(18,439)

(b)	Copper prices hedge –

The volatility of copper prices during the last years has caused the Management of the subsidiary El Brocal to enter into future contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the copper and zinc price in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper and 25 percent of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

During the first quarter of 2021, the effect in profit or loss was a loss of US$9,625,000 and it is show in the “Sales of goods” caption. The amount payable is shown in “Trade and other payables” for US$5,336,000. As of March 31, 2020, there were not hedge derivative financial instruments liquidated.

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of March 31, 2021:

			Quotations
Quotation period	Concentrate	Metric tone	Fixed	Futures	Fair value
			US$/DMT	US$/DMT	US$(000)
April 2021	Copper	2,000	6,750	8,793	(4,085)
May 2021	Copper	3,000	6,897	8,789	(5,675)
June 2021	Copper	3,000	6,967	8,788	(5,461)
July 2021	Copper	2,000	7,025	8,785	(3,517)
August 2021	Copper	2,000	7,100	8,779	(3,355)
September 2021	Copper	2,000	7,500	8,773	(2,544)
October 2021	Copper	2,000	7,900	8,765	(1,728)
November 2021	Copper	2,000	8,675	8,757	(163)
		18,000			(26,528)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2020:

			Quotations
Quotation period	Concentrate	Metric tone	Fixed	Futures	Fair value
			US$/DMT	US$/DMT	US$(000)
January 2021	Copper	1,250	6,500	7,758	(1,572)
February 2021	Copper	1,250	6,500	7,762	(1,577)
March 2021	Copper	2,250	6,633	7,767	(2,549)
April 2021	Copper	2,000	6,750	7,769	(2,036)
May 2021	Copper	3,000	6,897	7,769	(2,615)
June 2021	Copper	3,000	6,967	7,770	(2,408)
July 2021	Copper	2,000	7,025	7,768	(1,483)
August 2021	Copper	2,000	7,100	7,765	(1,327)
September 2021	Copper	2,000	7,500	7,762	(523)
October 2021	Copper	2,000	7,900	7,757	286
		20,750			(15,804)

Changes in "Hedge derivative financial instruments" is included in unrealized gain on cash flow hedges in interim condensed consolidated statements of other comprehensive income. For the three-month period ended as of March 31, 2021, an unrealized loss of US$10,724,000, included in the caption "Net change in unrealized gain on cash flow hedges". As of March 31, 2020, there were not hedge derivative financial instruments.

(c)	Interest rate hedge –

In order to reduce the exposure to the risk of the variation of the interest rate related to its financial obligations, on April 2, 2020, the Company's Management decided to enter into future contracts in relation to the LIBOR of three months with the banks BBVA Banco Continental, Banco de Credito del Peru, Banco Internacional del Peru and Itaú, which are recorded under cash flow accounting.

There is an economic relationship between the hedged assets and the hedging instruments as the terms of the futures contracts are the same as the terms of the highly probable future transactions. The Company has established a hedging ratio of 1: 1 for hedging relationships as the underlying risk of interest rate futures contracts are identical to the hedged risk components. In order to evaluate the effectiveness of the hedges, the Company uses the hypothetical derivative method, by which it compares the changes in the fair value of the hedging instruments against the changes in the fair value of the hedged items attributed to the hedged risks.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

For the three-month period ended as of March 31, 2021, the effect on results was a loss of US$340,000, and is presented in the caption of “Financial costs”. For the three-month period ended as of March 31, 2021, an unrealized gain of US$704,000, included in the caption "Net change in unrealized gain on cash flow hedges". As of March 31, 2020, there were not hedge derivative financial instruments for interest rate hedge.

The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of March 31, 2021:

		LIBOR of three months
Maturity	Amount US$(000)	Fixed	Futures	Fair value
				US$(000)
October 2022	81,666	2.632%	2,02% - 2.39%	(576)
October 2022	74,167	2.632%	2.02% - 2.39%	(522)
October 2022	74,167	0.732%	0.12% - 0.49%	(516)
July 2022	45,000	2.632%	2.02% - 2.39%	(317)
	275,000			(1,931)

The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of December 31, 2020:

		LIBOR of three months
Maturity	Amount	Fixed	Futures	Fair value
	US$(000)			US$(000)
October 2022	81,666	2.632%	2.06% - 2.14%	(785)
October 2022	74,167	2.632%	2.06% - 2.14%	(712)
October 2022	74,167	0.732%	0.16% - 0.24%	(706)
July 2022	45,000	2.632%	2.06% - 2.14%	(432)
	275,000			(2,635)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

17.	Income taxes

For the three-month period ended March 31, 2021 and 2020, the income (expense) for income tax shown in the interim condensed consolidated income statement is made up of:

	2021	2020
	US$(000)	US$(000)
Income tax expense
Current	(4,396)	(1,985)
Deferred	(9,665)	11,633
	(14,061)	9,648
Mining Royalties and Special Mining Tax
Current	(2,331)	-
Deferred	319	399
	(2,012)	399
Total income tax	(16,073)	10,047

18.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals.
-	Exploration and development activities.
-	Energy generation and transmission services.
-	Insurance brokerage.
-	Rental of mining concessions.
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L.).
-	Industrial activities.

The accounting policies used by the Group in reporting segments internally are the same as those contained in the notes of the interim condensed consolidated financial statements.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. In addition, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities that are managed independently.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Mining operation)	Uchucchacua (Mining operation)	Tambomayo (Mining operation)	La Zanja (Mining operation)	Julcani (Mining operation)	Orcopampa (Mining operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the three months ended March 31, 2021
Results:
Continuing operations
Operating income:
Sales of goods	90,354	22,960	32,801	6,906	14,654	9,546	−	−	−	−	−	8,202	−	109,576	956,238	54,131	−	1,305,368	(1,126,851)	178,517
Sales of services	−	−	−	−	−	−	−	13,056	2,066	−	154	4,625	−	22,564	−	−	−	42,465	(39,053)	3,412
Royalty income	−	−	−	−	−	−	−	−	−	3,959	−	−	−	−	−	−	−	3,959	−	3,959
Total operating income	90,354	22,960	32,801	6,906	14,654	9,546	−	13,056	2,066	3,959	154	12,827	−	132,140	956,238	54,131	−	1,351,792	(1,165,904)	185,888

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(46,165)	(31,366)	(17,279)	(9,588)	(7,864)	(10,661)	−	−	−	−	−	(8,769)	−	(103,856)	(480,171)	(24,759)	−	(740,478)	626,370	(114,108)
Cost of sales of services, excluding depreciation and amortization	−	−	−	−	−	−	−	(4,655)	−	−	−	(1,334)	−	−	−	−	−	(5,989)	5,826	(163)
Depreciation and amortization	(16,224)	(4,119)	(16,646)	(1,311)	(1,738)	(1,682)	−	(2,274)	−	−	−	(2,646)	−	−	−	(9,495)	−	(56,135)	9,647	(46,488)
Exploration in operating units	(2,605)	(2,202)	(1,245)	−	(1,476)	(1,800)	−	−	−	−	−	−	−	−	−	(357)	−	(9,685)	357	(9,328)
Mining royalties	-	(246)	(353)	(75)	(158)	(880)	−	−	−	−	−	−	−	−	−	−	−	(1,712)	−	(1,712)
Total operating costs	(64,994)	(37,933)	(35,523)	(10,974)	(11,236)	(15,023)	−	(6,929)	−	−	−	(12,749)	−	(103,856)	(480,171)	(34,611)	−	(813,999)	642,200	(171,799)
Gross profit (loss)	25,360	(14,973)	(2,722)	(4,068)	3,418	(5,477)	−	6,127	2,066	3,959	154	78	−	28,284	476,067	19,520	−	537,793	(523,704)	14,089

Operating expenses, net
Administrative expenses	(1,937)	(3,773)	(2,784)	(756)	(1,209)	(716)	(375)	(671)	(2,567)	(91)	(120)	(335)	(1,798)	(192)	−	(1,006)	(2,556)	(20,886)	3,914	(16,972)
Selling expenses	(2,009)	(807)	(966)	(22)	(113)	(44)	−	(178)	−	−	−	(66)	−	(629)	(25,825)	(257)	−	(30,916)	26,858	(4,058)
Exploration in non-operating areas	(145)	−	−	(864)	−	−	(66)	−	−	−	−	−	(671)	−	−	−	−	(1,746)	8	(1,738)
Reversal (provision) of contingents and others	(308)	(435)	2	116	193	37	−	84	−	15	−	1	(11)	−	−	223	−	(83)	(223)	(306)
Other, net	33	(651)	(657)	(30)	(326)	(148)	(4)	70	−	−	(14)	131	161	(8,645)	(1,087)	(240)	−	(11,407)	9,447	(1,960)
Total operating expenses	(4,366)	(5,666)	(4,405)	(1,556)	(1,455)	(871)	(445)	(695)	(2,567)	(76)	(134)	(269)	(2,319)	(9,466)	(26,912)	(1,280)	(2,556)	(65,038)	40,004	(25,034)
Operating profit (loss)	20,994	(20,639)	(7,127)	(5,624)	1,963	(6,348)	(445)	5,432	(501)	3,883	20	(191)	(2,319)	18,818	449,155	18,240	(2,556)	472,755	(483,700)	(10,945)

Share in the results of associates and joint venture	(9)	−	−	−	−	−	−	2,768	(33)	−	7,239	−	61,731	−	−	−	−	71,696	(14,475)	57,221
Financial income	28	−	−	19	−	−	−	80	−	−	−	1	1,786	339	1,005	51	−	3,309	(1,711)	1,598
Financial costs	(2,029)	(112)	(66)	(337)	(118)	(123)	(64)	(1,157)	(13)	−	−	(22)	(7,099)	(9,595)	(13,997)	(612)	−	(35,344)	24,435	(10,909)
Net gain (loss) from currency exchange difference	(165)	98	12	(68)	(11)	33	(438)	(135)	35	1	1	(223)	(581)	(904)	13,058	(587)	−	10,126	(11,567)	(1,441)
Profit (loss) before income tax	18,819	(20,653)	(7,181)	(6,010)	1,834	(6,438)	(947)	6,988	(512)	3,884	7,260	(435)	53,518	8,658	449,221	17,092	(2,556)	522,542	(487,018)	35,524
Current income tax	(5,203)	−	−	−	−	−	−	(174)	25	(1,193)	(18)	(164)	−	(10,955)	(173,046)	(7,951)	−	(198,679)	191,952	(6,727)
Deferred income tax	(799)	−	−	(3,395)	−	−	−	(1,448)	(85)	−	−	(530)	(3,089)	−	−	2,009	−	(7,337)	(2,009)	(9,346)
	(6,002)	−	−	(3,395)	−	−	−	(1,622)	(60)	(1,193)	(18)	(694)	(3,089)	(10,955)	(173,046)	(5,942)	−	(206,016)	189,943	(16,073)
Profit (loss) from continuing operations	12,817	(20,653)	(7,181)	(9,405)	1,834	(6,438)	(947)	5,366	(572)	2,691	7,242	(1,129)	50,429	(2,297)	276,175	11,150	(2,556)	316,526	(297,075)	19,451

Loss from discontinued operations																				(1,334)

Net profit																				18,117

Total assets as of March 31,2021	708,538	139,120	313,659	123,908	38,402	46,861	426,143	356,730	12,703	5,295	361,702	94,313	2,364,592	2,244,346	8,094,408	407,432	64,539	15,802,691	(11,849,662)	3,953,029
Total liabilities as of March 31,2021	349,836	64,591	34,472	77,667	34,249	44,350	21,812	161,650	2,912	1,984	386	18,132	400,864	1,922,654	2,383,470	136,975	876	5,656,880	(4,513,577)	1,143,303
Oher segment information
Investments in associates and joint venture as of March 31,2021	2,421	-	−	-	−	−	-	96,885	-	-	359,153	-	2,054,097	−	−	−	−	2,512,556	(1,009,766)	1,502,790
Capital expenditures	4,553	3,142	203	39	189	372	3,161	105	51	-	-	1,068	77	−	−	−	−	12,960	-	12,960
Changes in estimates of mine closures plans	-	-	−	-	−	−	-	−	-	−	-	−	35	−	−	−	−	35	−	35
Accounts receivable from sale of assets	-	-	−	-	−	−	-	−	-	−	-	−	7,527	−	−	−	−	7,527	−	7,527

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Mining operation)	Uchucchacua (Mining operation)	Tambomayo (Mining operation)	La Zanja (Mining operation)	Julcani (Mining operation)	Orcopampa (Mining operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources as Ltd.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the three months ended March 31, 2020
Results:
Continuing operations
Operating income:
Sales of goods	42,639	24,866	9,910	5,503	5,606	15,087	-	-	-	-	-	7,287	-	190,208	423,231	41,430	-	765,767	(660,048)	105,719
Sales of services	-	-	-	-	-	-	-	13,000	2,050	-	154	4,877	-	-	-	-	-	20,081	(17,024)	3,057
Royalty income	-	-	-	-	-	-	-	-	-	5,726	-	-	-	-	-	-	-	5,726	-	5,726
Total operating income	42,639	24,866	9,910	5,503	5,606	15,087	-	13,000	2,050	5,726	154	12,164	-	190,208	423,231	41,430	-	791,574	(677,072)	114,502

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(46,166)	(31,098)	(12,263)	(7,555)	(6,499)	(9,917)	-	-	-	-	-	(7,341)	-	(179,377)	(463,409)	(22,441)	-	(786,066)	681,109	(104,957)
Cost of sales of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(5,773)	-	-	-	(1,327)	-	-	-	-	-	(7,100)	6,249	(851)
Depreciation and amortization	(16,628)	(4,963)	(5,765)	(1,299)	(1,597)	(1,540)	-	(2,349)	-	-	-	(2,653)	-	-	-	(12,139)	-	(48,933)	12,292	(36,641)
Exploration in operating units	(1,313)	(2,104)	(490)	-	(1,069)	(1,033)	-	-	-	-	-	-	-	-	-	(638)	-	(6,647)	638	(6,009)
Mining royalties	(522)	(301)	(106)	(57)	(75)	(1,296)	-	-	-	-	-	-	-	-	-	(317)	-	(2,674)	315	(2,359)
Total operating costs	(64,629)	(38,466)	(18,624)	(8,911)	(9,240)	(13,786)	-	(8,122)	-	-	-	(11,321)	-	(179,377)	(463,409)	(36,125)	-	(852,010)	701,193	(150,817)
Gross profit (loss)	(21,990)	(13,600)	(8,714)	(3,408)	(3,634)	1,301	-	4,878	2,050	5,726	154	843	-	10,832	-	5,896	-	(19,666)	(16,649)	(36,315)

Operating expenses, net
Administrative expenses	(2,008)	(4,865)	(1,261)	(592)	(1,196)	(2,599)	(499)	(834)	(2,243)	(19)	(109)	(294)	(1,845)	(301)	-	(1,091)	-	(19,756)	1,635	(18,121)
Selling expenses	(2,469)	(1,114)	(514)	(18)	(96)	(60)	-	(182)	-	-	-	(249)	-	(463)	(28,183)	(120)	-	(33,468)	28,920	(4,548)
Exploration in non-operating areas	-	(1)	-	(1,143)	-	-	-	-	-	-	-	-	(621)	-	-	-	-	(1,765)	8	(1,757)
Reversal (provision) of contingents and others	(292)	(17)	65	2	41	(118)	215	7	-	-	-	-	(140)	-	-	111	-	(126)	(111)	(237)
Other, net	(561)	3,807	(441)	(66)	(99)	(886)	(293)	(71)	-	-	(10)	175	285	(8,834)	(14,855)	(438)	-	(22,287)	23,610	1,323
Total operating expenses	(5,330)	(2,190)	(2,151)	(1,817)	(1,350)	(3,663)	(577)	(1,080)	(2,243)	(19)	(119)	(368)	(2,321)	(9,597)	-	(1,538)	-	(34,363)	11,023	(23,340)
Operating profit (loss)	(27,320)	(15,790)	(10,865)	(5,225)	(4,984)	(2,362)	(577)	3,798	(193)	5,707	35	475	(2,321)	1,234	(83,216)	4,358	-	(137,246)	77,591	(59,655)

Share in the results of associates and joint venture	(74)	-	-	-	-	-	-	3,985	-	-	(22,483)	-	(37,646)	-	-	-	-	(56,218)	35,642	(20,576)
Financial income	40	-	-	294	-	-	1	64	-	9	-	36	506	2,820	1,688	203	-	5,661	(4,897)	764
Financial costs	(2,299)	(71)	(95)	(367)	(157)	(152)	(99)	(1,510)	2	-	-	(87)	(3,742)	(10,966)	(28,722)	(642)	-	(48,907)	40,533	(8,374)
Net gain (loss) from currency exchange difference	(260)	115	61	(190)	35	36	(423)	(24)	36	(16)	(5)	(460)	(1)	(88)	9,728	(306)	-	8,238	(9,334)	(1,096)
Profit (loss) before income tax	(29,913)	(15,746)	(10,899)	(5,488)	(5,106)	(2,478)	(1,098)	6,313	(155)	5,700	(22,453)	(36)	(43,204)	(7,000)	(100,522)	3,613	-	(228,472)	139,535	(88,937)
Current income tax	-	-	-	-	-	-	-	(153)	-	(1,724)	(16)	(239)	-	(14,786)	40,010	(3,870)	-	19,222	(21,207)	(1,985)
Deferred income tax	3,862	-	-	(1,076)	-	-	-	(1,811)	-	-	-	209	10,995	-	-	2,399	-	14,578	(2,546)	12,032
	3,862	-	-	(1,076)	-	-	-	(1,964)	-	(1,724)	(16)	(30)	10,995	(14,786)	40,010	(1,471)	-	33,800	(23,753)	10,047
Profit (loss) from continuing operations	(26,051)	(15,746)	(10,899)	(6,564)	(5,106)	(2,478)	(1,098)	4,349	(155)	3,976	(22,469)	(66)	(32,209)	(21,786)	(60,512)	2,142	-	(194,672)	115,782	(78,890)

Loss from discontinued operations																				(1,477)

Net loss																				(80,367)

Total assets as of December 31, 2020	720,150	145,287	329,384	134,562	45,999	47,855	425,731	357,830	15,932	6,813	362,419	90,337	2,343,010	2,313,438	7,767,459	418,966	58,744	15,583,916	(11,604,299)	3,979,617
Total liabilities as of December 31, 2020	366,705	62,024	38,923	78,916	34,431	46,787	22,695	166,396	5,569	2,694	340	13,025	410,197	1,989,052	2,132,131	150,463	611	5,520,959	(4,341,199)	1,179,760
Investments in associates and joint venture as of December 31, 2020	2,374	-	-	-	-	-	-	94,117	-	-	159,529	-	2,040,598	-	-	-	-	2,296,618	(807,843)	1,488,775
														-	-	-	-
Capital expenditures as of March 31, 2020	1,005	2,638	615	124	83	8	5,163	192	-	-	-	191	27	-	-	-	-	10,046	-	10,046
Changes in estimates of mine closures plans as of March 31, 2020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable from sale of assets as of March 31, 2020	-	-	-	-	-	-	-	-	-	-	-	-	8,233	-	-	-	-	8,233	-	8,233

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Colquijirca (Operation)	Uchucchacua (Operation)	Tambomayo (Operation)	La Zanja (Operation)	Julcani (Operation)	Orcopampa (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Revenues by type of customers:
For the three months ended March 31, 2021
Sales by customers -
External	90,354	22,960	32,801	-	14,654	9,546	-	-	-	-	8,202	-	178,517	-	178,517
Inter-segment	-	-	-	6,906	-	-	-	-	-	-	-	-	6,906	(6,906)	-
	90,354	22,960	32,801	6,906	14,654	9,546	-	-	-	-	8,202	-	185,423	(6,906)	178,517
Services -
External	-	-	-	-	-	-	1,346	2,066	-	-	-		3,412	-	3,412
Inter-segment	-	-	-	-	-	-	11,710	-	-	154	4,625		16,489	(16,489)	-
	-	-	-	-	-	-	13,056	2,066	-	154	4,625		19,901	(16,489)	3,412
Royalties -
External	-	-	-	-	-	-	-	-	3,959	-	-	-	3,959	-	3,959
	90,354	22,960	32,801	6,906	14,654	9,546	13,056	2,066	3,959	154	12,827		209,283	(23,395)	185,888
For the three months ended March 31, 2020
Sales by customers -
External	42,639	24,866	9,910	330	5,606	15,087	-	-	-	-	7,281	-	105,719	-	105,719
Inter-segment	-	-	-	5,173	-	-	-	-	-	-	6	-	5,179	(5,179)	-
	42,639	24,866	9,910	5,503	5,606	15,087	-	-	-	-	7,287	-	110,898	(5,179)	105,719
Services -
External	-	-	-	-	-	-	1,007	2,050	-	-	-	-	3,057	-	3,057
Inter-segment	-	-	-	-	-	-	11,993	-	-	154	4,877	-	17,024	(17,024)	-
	-	-	-	-	-	-	13,000	2,050	-	154	4,877		20,081	(17,024)	3,057
Royalties -
External	-	-	-	-	-	-	-	-	5,726	-	-	-	5,726	-	5,726
	42,639	24,866	9,910	5,503	5,606	15,087	13,000	2,050	5,726	154	12,164		136,705	(22,203)	114,502

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations for the three-month periods ended March 31, 2021 and 2020 follows:

	2021	2020
	US$(000)	US$(000)
Segments profit (loss)	316,526	(194,672)
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(282,472)	80,156
Elimination of intercompany sales	(23,395)	(22,203)
Elimination of cost of sales and operating expenses intercompany	23,562	22,282
Elimination of share in the results of subsidiaries and associates	(14,475)	35,642
Others	(295)	(95)
Consolidated profit (loss) from continued operations	19,451	(78,890)

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Segments assets	15,802,691	15,589,711
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(10,810,725)	(10,564,402)
Elimination of the subsidiaries and associates of the Parent company	(1,009,757)	(1,005,368)
Elimination of intercompany receivables	(51,143)	(57,810)
Others	21,963	17,486
Consolidated assets	3,953,029	3,979,617

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	As of March 31,	As of December 31,
	2021	2020
	US$(000)	US$(000)
Segments liabilities	5,656,880	5,521,224
Elimination of liabilities of equity accounted investees, not consolidated	(4,443,975)	(4,272,522)
Elimination of intercompany payables	(69,602)	(68,961)
Others	-	19
Consolidated liabilities	1,143,303	1,179,760

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

19.	Fair value measurement

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
	Total	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)
As of March 31, 2021 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	83,651	-	83,651	-
Bank loans	55,396	-	55,396	-
Financial obligations	525,840	-	525,840	-
Contingent consideration liability	22,100	-	-	22,100
Hedge instruments	28,459	-	28,459	-

As of March 31, 2020 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	126,553	-	126,553	-
Bank loans	65,793	-	65,793	-
Financial obligations	531,745	-	531,745	-
Contingent consideration liability	22,100	-	-	22,100
Hedge instruments	18,440	-	18,440	-

(b)	Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. The derivatives are also recorded at the fair value so that differences do not need to be reported.

The fair value of account receivable is determined using valuation techniques with information directly observable in the market (future metal quotations).

(c)	Financial instruments at fixed and variable rates –

The fair value of financial assets and liabilities at fixed and variable rates at amortized cost is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments. The estimated fair value of deposits that accrue interest is determined by means of cash flows discounted using the prevailing market interest rates in the currency with similar maturities and credit risks.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of March 31, 2021 and December 31, 2020.

There were no transfers between Level 1and Level 2 during 2021 and 2020.

During 2021 and 2020, the fair value of the investment property amounted to US$842,000. There is not an independent valuation for investment property.

(d)	Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value as of March 31, 2021	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
Contingent consideration liability	22,100	Rate before tax	9.30%	A change in the discount rate by 10% (rate of 0.93%) higher/lower, the fair value would increase/decrease in US$1.5 million.
		Expected revenues annual average (US$000)	222,238	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$2.2 million.

20.	Events after the reporting period

Since March 2021, Buenaventura has been assessing different possibilities, such as the issuance of bonds or the disposition of certain assets (including its participation in associates and subsidiaries), in order to satisfy its financial obligations and expansion requirements. As of the date of this report, the Company’s board of directors has not approved any such transactions or asset dispositions, and therefore there is no effect on any of Buenaventura’s financial reporting as of and for the period ended March 31, 2021.

21.	Explanation added for translation to English language

The accompanying interim condensed consolidated financial statements were originally issued in Spanish and are presented on the basis of IAS 34 as described in Note 2. These interim condensed consolidated financial statements should be read in conjunction with the Spanish interim condensed consolidated financial statements, in the event of a discrepancy the Spanish language version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Daniel Dominguez
Name:	Daniel Dominguez
Title:	Chief Financial Officer

Date: July 12, 2021